                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(1) of the Investment Company Act of 1940


FORM 4



[]  Check this box if no longer                         OMB APPROVAL
    subject to Section 16.  Form 4            OMB Number             3235-0287
    or Form 5 obligations may                 Expires:        February 1, 1994
    continue.  See Instruction 1(b).          Estimated average burden
                                              hours per response...........0.5








1.  Name and Address of Reporting Person

    Michael             John                 H.

   (Last)               (First)            (Middle)

      1810 24th Street, N.W.

            (Street)

Washington                    D.C.                       20008
       (City)               (State)                      (Zip)



2.  Issuer Name and Ticker or Trading Symbol

    Personal Diagnostics, Incorporated (PERS)



3.  IRS or Social
    Security
    Number of
    Reporting
    Person
    (Voluntary)

    ###-##-####


4. Statement for
   Month/Year

   December 1997

5. If Amendment,
   Date of Original
   (Month/Year)



 6.  Relationship of Reporting Person to Issuer
             (Check all applicable)


__X__ Director                          __X__ 10% Owner

__X__ Officer (give title below)        __X__ Other (specify below)


     Chairman of the Board and Chief Executive Officer



TABLE 1-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED




1. Title of Security    2. Trans-    3. Trans-      4. Securities Acquired(A)   5. Amount of         6.Owner-       7. Nature of
   (Instr. 3)              action       action         or Disposed of (D)          Securities          ship            Indirect
                           Date         Code          (Instr. 3, 4, and 5)         Beneficially        Form:           Beneficial
                                       (Instr. 8)                                  Owned at            Direct (D)      Ownership
                                                                                   End of              or              (Instr. 4)
                                                                                   Month               Indirect (I)
                                                                                   (Instr.            (Instr. 4)
                          (Month/                                                  3 and 4)
                           Day/
                           Year)         Code   V     Amount       (A)or   Price
                                                                   (D)




Common Stock                  12/3/97     P               8,800     A      $1.00
Common Stock                 12/10/97     P               3,000     A      $1.00
Common Stock                 12/16/97     P               2,000     A      $1.03
Common Stock                 12/16/97     P               3,000     A      $1.06
Common Stock                 12/18/97     P               1,000     A      $1.06
Common Stock                 12/29/97     P               4,000     A      $1.00
Common Stock                 12/29/97     P               2,400     A      $1.06
Common Stock                 12/30/97     P               8,500     A      $1.00        3,740,332          D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                         (over)

                   (Print or Type Responses)                     SFC 1474 (3/9)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)




1.Title of Derivative Security  2. Conver-   3. Trans-   4. Trans-     5. Number of Derivative     6.  Date Exercisable
  (Instr. 3)                       sion or      action      action        Securities Acquired          and Expiration
                                   Exercise     Date        Code          (A) or Disposed of (D)       Date
                                   Price of               (Instr. 8)      (Instr. 3, 4, and 5)         (Month/Day/Year)
                                   Deriv       (Month/
                                   ative       Day/
                                   Security    Year)





                                                                                                   Date      Expira-
                                                                                                   Exer-     tion
                                                                                                   cisable   Date
                                                          Code    V       (A)        (D)

Qualified Stock Option             N/A            N/A                                             Current    9/99







7.  Title and Amount of                    8. Price      9. Number of       10. Ownership     11.  Nature
    Underlying Securities                     of            Derivative          Form of            of Indirect
   (Instr. 3 and 4)                           Derivative    Securities          Derivative         Beneficial
                                              Security      Beneficially        Security:          Ownership
                                              (Instr. 5)    Owned at End        Direct (D)        (Instr. 4)
                                                            of Month            or
                                                            (Instr. 4)          Indirect (I)
                                                                               (Instr. 4)



                          Amount or
    Title                 Number of
                          Shares

    Common Stock           150,000*          $.70          _______           Direct             Grant


EXPLANATION OF RESPONSES:





*Such shares are issuable upon the exercise of Incentive Stock Option granted by the Company under the 1998 Plan (as defined therein).



**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL
  VIOLATIONS.

  by: /s/ John H. Michael                             March 18, 1998
     -------------------------------                  --------------
     **SIGNATURE OF REPORTING PERSON                       DATE

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.